

Deborah Cullen · 3rd

Chief Financial Officer at World Tree

United States · Contact info

186 connections

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World Tree

Experience

Chief Financial Officer

World Tree · Full-time

Oct 2019 – Present · 1 yr 11 mos

El Segundo, California, United States

Director of Finance

City of Rancho Palos Verdes

Jun 2015 – Oct 2019 · 4 yrs 5 mos

Rancho Palos Verdes, California

Director of Finance

City of El Segundo · Full-time

Apr 2006 – Jun 2015 · 9 yrs 3 mos

El Segundo, CA.

Managed all financial operations and long-term strategic planning for the City. Responsibilities included hiring and developing finance/administrative staff, development of 5-year forecast. Managed the implementation of new ...see more

Senior Managaer

Mayer Hoffman McCann P.C. · Full-time

Dec 2000 – Apr 2006 · 5 yrs 5 mos

Irvine, CA.

Responsibilities included managing, coordinating and scheduling activities for audit teams. Review audit work papers and prepare client reports. Consulted with clients and assist audit teams in resolving diverse and complex issues in

Director Finance and Business Strategies

United State Postal Servcie · Full-time

Dec 1994 – Nov 2000 · 6 yrs

Washington D.C. Metro Area

Managed all financial operations for Expedited/Package Services (E/PS) Strategic Business Unit responsible for generating over $5 billion in revenue. Responsibilities included hiring and developing finance/administrat ...see more

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Education

University of Phoenix

Bachelor of Science Buisness Management, Buisness

1991 – 1994

The Wharton School

Finance Management Program

1995 – 1995